Exhibit 12b

Tucson Electric Power Company

Computation of Ratio of Earnings to Fixed Charges

	12 Months Ended
	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007

	- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$55,038	$49,858	$42,378	$36,226	$47,456	$50,230
Other Interest (1)	1,446	1,127	433	1,571	1,367	4,538
Interest on Capital Lease Obligations	36,593	44,874	52,534	53,670	57,252	64,477
Estimated Interest Portion of Rental Expense	611	795	72	106	130	160

Total Fixed Charges	$93,688	$96,654	$95,417	$91,573	$106,205	$119,405

Net Income	$65,470	$85,334	$108,260	$90,688	$7,206	$55,591

Add (Deduct):
(Income) from Equity Investees	—	—	—	—	(1,381)	—
Income Tax Expense	39,109	52,000	59,936	54,220	12,729	36,940
Total Fixed Charges	93,688	96,654	95,417	91,573	106,205	119,405

Total Earnings before Taxes and Fixed Charges	$198,267	$233,988	$263,613	$236,481	$124,759	$211,936

Ratio of Earnings to Fixed Charges	2.116	2.421	2.763	2.582	1.175	1.775

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.